EXHIBIT 12.1

CNL Lifestyle Properties, Inc.

Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Earnings:
Loss from continuing operations	$(230,529)	$(73,157)	$(52,488)	$(85,652)	$(15,854)
Less:
Cumulative effect of change in accounting principle	—	—	—	—	(5,900)
Equity in earnings (loss) on unconsolidated entities	11,701	5,521	1,022	10,978	5,630

	(242,230)	(78,678)	(53,510)	(96,630)	(15,584)
Add:
Amortization of capitalized interest	120	113	106	94	60
Distributed income from unconsolidated entities	32,046	40,188	25,891	12,691	10,786
Fixed charges (from below)	74,898	72,494	64,526	54,401	45,187
Less:
Capitalized interest	(182)	(278)	(179)	(638)	(1,659)

Adjusted Earnings	$(135,348)	$33,839	$36,834	$(30,082)	$38,790

Fixed charges:
Interest expense (1)	$70,877	$68,595	$60,571	$50,616	$40,638
Estimated interest factor from rental expense (2)	3,839	3,621	3,776	3,147	2,890
Capitalized interest	182	278	179	638	1,659

Total Fixed Charges	$74,898	$72,494	$64,526	$54,401	$45,187

Ratios of earnings to fixed charges (3)	—	—	—	—	—

Deficiency of earnings to fixed charges	$210,246	$38,655	$27,692	$84,483	6,397

FOOTNOTES:

(1)	Includes amortized premiums, discounts and amortized capitalized financing costs for both continuing operations and discontinued operations.
(2)	Represents the portion of rental expense that is a reasonable approximation of the interest factor.
(3)	For the years ended December 31, 2013, 2012, 2011, 2010 and 2009, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of approximately $210.2 million, $38.7 million, $27.7 million, $84.5 million and $6.4 million, respectively, to achieve coverage of 1:1 for the years ended December 31, 2013, 2012, 2011, 2010 and 2009.